Filed pursuant to Rule 253(g)(2)

File No. 024-11158

SUPPLEMENT DATED OCTOBER 20, 2020

TO OFFERING CIRCULAR DATED MARCH 31, 2020

HYLETE, INC.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated March 31, 2020 of HYLETE, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular is available HERE, as supplemented HERE and HERE.

The purpose of this supplement is to

•	Announce changes to the Company’s Board of Directors and Executive Officers

Directors, Executive Officers, and Significant Employees

The section “Directors, Executive Officers, and Significant Employees” of the Offering Circular, is deleted and restated in its entirety as follows:

The company’s executive officers and directors are listed below. The executive officers are full-time employees. All directors are elected at each annual meeting to hold office until the next annual stockholders meeting.

Name	Position	Age	Date Appointed to Current Position
Executive Officers
James Caccavo	Interim Chief Executive Officer	58	Appointed April 23, 2020
Adam Colton	Chief Financial Officer	53	Appointed to indefinite term of office November 15, 2019
Directors
Matthew Paulson	Common Director	42	Appointed March 26, 2012
James Caccavo	CEO Director	58	Appointed December 10, 2013
Darren Yager	Series AA Preferred Director	54	Appointed January 15, 2018
Kate Nowlan	Series AA Preferred Director	41	Appointed June 18, 2020

James Caccavo, Interim Chief Executive Officer, Director

Jim is the Founder and Managing General Partner at Steelpoint Capital Partners, and has managed transactions in consumer products, retail, apparel, food and beverage, nutraceutical and supplements, software and communications technology. Prior to forming Steelpoint, Jim was the Managing Director of Moore Capital Management’s Private Equity Group. Before joining Moore in 1999, he was President and CEO of Tickets.com. From 1988 to 1996, Jim was Co-founder and Senior Executive of Sullivan Communications, helping to build it into a leading graphic arts company. Jim began his career in finance at Merrill Lynch and GTE Corporation. Jim holds a B.S. in Economics and Finance from the University of Scranton.

Adam Colton, Chief Financial Officer

Adam started his career with PricewaterhouseCoopers and has over 15 years of experience serving as a Chief Financial Officer, mostly with the consumer products space. Adam was the Chief Financial Officer of National Cardiac, Inc from April 2017 to September 2019. From March 2016 to December 2016 he was the Chief Operating Officer and Chief Financial Officer of Lamkin Corporation, serving as its Vice President of Finance from May 2010 to February 2016. Adam was also a co-founder of Mad Dog Multimedia, Inc. which grew to over$40 million in sales. He holds a BS in Accounting from Binghamton University School of Management and an MBA from The Wharton School, University of Pennsylvania.

Darren Yager, Director

Darren is COO of Express Locations, LLC, a premium retailer for T-Mobile USA that he co-founded in 2005. Darren oversees 1300+ employees, 4 divisions and 26 regions. Prior to Express Locations, Darren was Executive Director of Sales for Western Wireless, where he successfully led both the west region and subsequently the national indirect sales channel for the company.

Kate Nowlan, Director

Kate Nowlan is a Director of the Company, a position she has held since June 2020. In 2013, Kate co-founded and was the COO of GRACEDBYGRIT, a premium women's athletic apparel company. Kate served as COO of GRACEDBYGRIT until it was acquired by HYLETE in June of 2018. After the acquisition, Kate joined HYLETE, serving a VP of Strategic Initiatives until she was appointed as a director of HYLETE in June 2020. Prior to GRACEDBYGRIT, Kate was a seasoned coach for women athletes as well as an executive in the non-profit sector. Kate received her BA in Sociology and Psychology from the University of Massachusetts Amherst. She currently serves on the board of directors San Diego Sport Innovators, and the GRACEDBYGRIT Foundation.